BELLATRIX EXPLORATION LTD.
CONDENSED BALANCE SHEETS
(unaudited, expressed in Canadian dollars)

($000s)	June 30, 2018	December 31, 2017

ASSETS
Current assets
Accounts receivable (note 14)	$42,097	$45,672
Deposits and prepaid expenses	5,259	3,709
Current portion of risk management asset (note 14)	16,390	31,910
	63,746	81,291

Risk management asset (note 14)	1,116	1,213
Deferred taxes (note 10)	62,502	48,298
Exploration and evaluation assets (note 3)	18,597	22,731
Property, plant and equipment (note 4)	1,165,369	1,187,390
Total assets	$1,311,330	$1,340,923

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$64,185	$73,307
Current portion of other deferred liabilities (note 6)	1,830	20,790
Current portion of risk management liability (note 14)	11,999	4,468
Current portion of decommissioning liability	1,922	1,924
	79,936	100,489

Credit Facilities (note 5)	71,432	52,066
Convertible Debentures (liability component) (note 5)	40,530	39,426
Senior Notes (note 5)	301,435	305,409
Risk management liability (note 14)	4,294	3,422
Other deferred liabilities (note 6)	7,004	7,402
Decommissioning liabilities	59,508	58,687
Total liabilities	564,139	566,901

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 7)	1,090,186	1,068,377
Convertible Debentures (equity component) (note 5)	7,818	7,818
Contributed surplus	56,380	56,092
Retained earnings (deficit)	(407,193)	(358,265)
Total shareholders’ equity	747,191	774,022
Total liabilities and shareholders’ equity	$1,311,330	$1,340,923

SUBSEQUENT EVENT (note 16)

See accompanying notes to the condensed financial statements.

Bellatrix Exploration Ltd.	1

BELLATRIX EXPLORATION LTD.
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited, expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017

REVENUES
Petroleum and natural gas sales (note 8)	$53,349	$72,235	$117,840	$137,369
Royalties	(6,100)	(6,619)	(12,713)	(14,010)
Other income (note 8)	673	2,090	2,397	2,980
Total revenues net of royalties	47,922	67,706	107,524	126,339

Realized gain (loss) on commodity contracts	10,368	3,079	14,252	6,169
Unrealized gain (loss) on commodity contracts	(23,429)	3,197	(27,451)	35,026
Revenues net of royalties and commodity contracts	34,861	73,982	94,325	167,534

EXPENSES
Production	25,642	28,631	52,526	57,948
Transportation	6,897	6,817	13,470	10,050
General and administrative	6,827	7,254	14,047	13,291
Loss on marketable securities	—	418	—	461
Share-based compensation (note 9)	534	114	(9)	610
Depletion and depreciation (note 4)	28,524	31,995	55,962	60,831
(Gain) loss on dispositions	81	37,963	(11,725)	37,970
(Gain) loss on Senior Notes settlements (note 5)	(270)	—	(270)	—
Total expenses	68,235	113,192	124,001	181,161

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	(33,374)	(39,210)	(29,676)	(13,627)

Finance expenses (note 11)	10,466	9,929	20,289	19,642
Realized (gain) loss on foreign exchange (note 12)	1,038	483	946	485
Unrealized (gain) loss on foreign exchange (note 12)	2,372	(7,304)	10,463	(9,009)

NET PROFIT (LOSS) BEFORE TAXES	(47,250)	(42,318)	(61,374)	(24,745)

TAXES
Deferred tax (recovery) expense (note 10)	(12,482)	26,918	(13,705)	31,441

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$(34,768)	$(69,236)	$(47,669)	$(56,186)

Net profit (loss) per share (note 13)
Basic	($0.63)	($1.40)	($0.91)	($1.14)
Diluted	($0.63)	($1.40)	($0.91)	($1.14)

See accompanying notes to the condensed financial statements.

Bellatrix Exploration Ltd.	2

BELLATRIX EXPLORATION LTD.
CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, expressed in Canadian dollars)
For the six months ended June 30,

($000s)	2018	2017

SHAREHOLDERS’ CAPITAL
Common shares (note 7)
Balance, beginning of year	$1,068,377	$1,068,084
Share-based compensation awards	125	289
Issued on Senior Notes settlements	21,774	—
Share issue costs on equity issue, net of tax effect	(90)	3
Balance, end of period	1,090,186	1,068,376

CONVERTIBLE DEBENTURES (EQUITY COMPONENT) (note 5)
Balance, beginning of year	7,818	7,818
Balance, end of period	7,818	7,818

CONTRIBUTED SURPLUS
Balance, beginning of year	56,092	54,418
Share-based compensation expense	387	1,698
Adjustment of share-based compensation expense for forfeitures of unvested share options	(99)	(495)
Balance, end of period	56,380	55,621

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	(358,265)	(266,902)
Settlement of Senior Notes, net of tax effect (note 5)	(1,259)	—
Net (loss) profit	(47,669)	(56,186)
Balance, end of period	(407,193)	(323,088)

TOTAL SHAREHOLDERS’ EQUITY	$747,191	$808,727

See accompanying notes to the condensed financial statements.

Bellatrix Exploration Ltd.	3

BELLATRIX EXPLORATION LTD.
CONDENSED STATEMENTS OF CASH FLOWS
(unaudited, expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017

Cash provided from (used in):

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net (loss) profit	$(34,768)	$(69,236)	$(47,669)	$(56,186)
Adjustments for:
Depletion and depreciation (note 4)	28,524	31,995	55,962	60,831
Accretion on decommissioning obligations	318	304	647	617
Non-cash financing and accretion	1,299	1,207	2,562	2,364
Share-based compensation (note 9)	625	279	82	777
Unrealized (gain) loss on commodity contracts	23,429	(3,197)	27,451	(35,026)
Unrealized foreign exchange (gain) loss (note 12)	2,372	(7,304)	10,463	(9,009)
Loss on marketable securities	—	418	—	461
(Gain) loss on dispositions	81	37,963	(11,725)	37,970
Deferred tax expense (recovery) (note 10)	(12,482)	26,918	(13,705)	31,441
(Gain) loss on Senior Notes Settlements	(270)	—	(270)	—
Realized foreign exchange on Senior Notes Settlements	1,014	—	1,014	—
Decommissioning costs incurred	(142)	(539)	(1,090)	(1,142)
Change in non-cash working capital (note 15)	2,004	(8,313)	2,897	(14,344)
	12,004	10,495	26,619	18,754

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Share capital issue costs	(123)	—	(123)	4
Settlement of share based payments	(400)	(1,222)	(415)	(1,222)
Advances from (repayments of) loans and borrowings	14,542	(28,366)	19,365	(6,043)
Financing obligations	(304)	(1,894)	(2,103)	(3,773)
Deferred lease inducements	(83)	(85)	(166)	(170)
Deferred capital obligations	(914)	3,992	(4,195)	781
Change in non-cash working capital (note 15)	(6,304)	16,734	(2,023)	22,575
	6,414	(10,841)	10,340	12,152

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets (note 3)	(148)	(19)	(176)	(1,193)
Additions to property, plant and equipment (note 4)	(5,688)	(6,587)	(30,128)	(55,225)
Proceeds on sale of property, plant and equipment	(46)	31,761	596	31,760
Proceeds on sale of marketable securities	—	3,861	—	3,861
Change in non–cash working capital (note 15)	(12,536)	(28,670)	(7,251)	(10,109)
	(18,418)	346	(36,959)	(30,906)

Change in cash	—	—	—	—

Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

Cash paid:
Interest	$14,374	$15,374	$17,011	$17,702
See accompanying notes to the condensed financial statements.

Bellatrix Exploration Ltd.	4

BELLATRIX EXPLORATION LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION
Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.
Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 - 5th Avenue SW, Calgary, Alberta, Canada, T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance
These condensed financial statements (“interim financial statements”) were authorized by the Board of Directors on August 2, 2018. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the audited financial statements and notes thereto as at and for the year ended December 31, 2017.

b.	Basis of measurement
The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the audited financial statements and notes thereto as at and for the fiscal year ended December 31, 2017, except as discussed in Note 2(c).

c.	Changes in significant accounting policies
IFRS 9 Financial Instruments ("IFRS 9")
The Company adopted IFRS 9 effective January 1, 2018. IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces new requirements for the classification and measurement of financial assets, amends the requirements related to hedge accounting, and introduces a forward-looking expected loss impairment model.
The adoption of this standard has no impact on the Company’s financial statements on the date of adoption, or for comparative periods. There was no change in the carrying amounts recognized under IAS 39, despite the new measurement categories stipulated under IFRS 9. The Company has applied IFRS 9 retrospectively, without restatement.
All financial assets are initially measured at fair value. Financial assets are subsequently measured at either amortized cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Company's business model for managing the financial assets, and the contractual cash flow characteristics of the financial assets. Financial assets are not reclassified subsequent to their initial recognition, except if the Company changes its business model for managing financial assets.

Bellatrix Exploration Ltd.	5

A financial asset is subsequently measured at amortized cost if it meets both of the following conditions:

(i).	The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

(ii).	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets that meet condition (ii) above that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets is subsequently measured at fair value through other comprehensive income.
All other financial assets are subsequently measured at their fair values, with changes in fair value recognized in profit or loss (“FVTPL”).
There was no change to the measurement categories for financial liabilities. Financial liability classifications are all unchanged from their classifications under IAS 39. Deferred share units, restricted awards and performance awards continue to be classified as FVTPL. Accounts payable and accrued liabilities, Credit Facilities, Senior Notes, Convertible Debentures (each as defined in Note 5) and finance lease obligations continue to be classified as amortized cost.
A comparison of financial instrument classifications, pre and post adoption of IFRS 9, is as follows:

Financial Assets and Liabilities	IAS 39	IFRS 9
Accounts receivable	Amortized cost	Amortized cost
Commodity risk management contracts	FVTPL	FVTPL
Foreign exchange risk management contracts	FVTPL	FVTPL
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Deferred share units	FVTPL	FVTPL
Restricted awards	FVTPL	FVTPL
Performance awards	FVTPL	FVTPL
Credit Facilities	Amortized cost	Amortized cost
Senior Notes	Amortized cost	Amortized cost
Convertible Debentures	Amortized cost	Amortized cost
Finance lease obligation	Amortized cost	Amortized cost
The Company considers expected credit losses upon recognition of accounts receivable, and recognizes these expected credit losses as an allowance for doubtful accounts. The Company’s accounts receivable are short-term in nature, with the majority of payments typically received within a 12-month period. Accounts receivable do not have a significant financing component. Consequently, the Company recognizes an amount equal to the lifetime expected credit losses based on the Company’s historical experience and forward-looking information. The carrying amount of these assets in the balance sheet is net of any loss allowance. The adoption of IFRS 9 did not result in any additional provision for impairment.
IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
The Company adopted IFRS 15 with a date of initial application of January 1, 2018. Bellatrix used the cumulative effect method to adopt the new standard. Bellatrix has reviewed its revenue streams and major contracts with customers using the IFRS 15 five-step model and there are no material changes to the timing or amounts of revenue recognized.
The additional disclosures required by IFRS 15, including those required by the cumulative effect method, are detailed in Note 8.
Revenue from the sale of crude oil, natural gas, condensate and natural gas liquids (“NGLs”) is measured based on the consideration specified in contracts with customers and excludes amounts collected on behalf of third parties. Bellatrix

Bellatrix Exploration Ltd.	6

recognizes revenue when it transfers control of the product to the buyer. This is generally at the time the customer obtains legal title to the product and when it is physically transferred to the delivery mechanism agreed with the customer, often pipelines or other transportation methods.
Bellatrix evaluates its arrangements with third parties and partners to determine if the Company acts as the principal or as an agent. In making this evaluation, management considers if Bellatrix obtains control of the product delivered, which is indicated by Bellatrix having the primary responsibility for the delivery of the product, having the ability to establish prices or having inventory risk. If Bellatrix acts in the capacity of an agent rather than as a principal in a transaction, then the revenue is recognized on a net basis, only reflecting the fee, if any, realized by the Company from the transaction.
Processing fees charged to other entities for use of pipelines and facilities owned by the Company are evaluated by management to determine if these originate from contracts with customers or from incidental or collaborative arrangements. Processing fees charged to other entities under contracts with customers are recognized in revenue when the related services are provided.
Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements.

3.	EXPLORATION AND EVALUATION ASSETS

($000s)	Amount
Cost
Balance, December 31, 2016	$29,246
Additions	1,664
Dispositions	(7,843)
Transfer to oil and natural gas properties	(336)
Balance, December 31, 2017	22,731
Additions	176
Transfer to oil and natural gas properties	(4,310)
Balance, June 30, 2018	$18,597
Exploration and evaluation (“E&E”) assets consist of Bellatrix’s exploration projects which are pending the determination of proved or probable reserves and production.

Bellatrix Exploration Ltd.	7

4.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and Natural Gas Properties	Operated Facilities	Office Furniture and Equipment	Total
Cost
Balance, December 31, 2016	$2,034,954	$56,060	$26,420	$2,117,434
Additions	111,485	12,058	1,888	125,431
Transfer from exploration and evaluation assets	336	—	—	336
Disposals	(298,102)	—	—	(298,102)
Balance, December 31, 2017	1,848,673	68,118	28,308	1,945,099
Additions	25,729	3,236	666	29,631
Transfer from exploration and evaluation assets	4,310	—	—	4,310
Balance, June 30, 2018	$1,878,712	$71,354	$28,974	$1,979,040
Accumulated Depletion, Depreciation and Impairment
Balance, December 31, 2016	$806,656	$1,987	$12,219	$820,862
Charge for the year	116,693	1,122	2,837	120,652
Disposals	(196,955)	—	—	(196,955)
Impairment	13,150	—	—	13,150
Balance, December 31, 2017	739,544	3,109	15,056	757,709
Charge for time period	53,782	865	1,315	55,962
Balance, June 30, 2018	$793,326	$3,974	$16,371	$813,671

Carrying Amounts
At December 31, 2017	$1,109,129	$65,009	$13,252	$1,187,390
At June 30, 2018	$1,085,386	$67,380	$12,603	$1,165,369
Bellatrix has included $826.4 million (June 30, 2017: $794.5 million) for future development costs and excluded $43.8 million (June 30, 2017: $41.3 million) for estimated salvage value from the depletion calculation for the six months ended June 30, 2018.
For the six months ended June 30, 2018, the Company capitalized $3.8 million (2017: $4.1 million) of general and administrative expenses directly related to exploration and development activities.

5.	DEBT

($000s)	June 30, 2018	December 31, 2017
Credit Facilities	$71,432	$52,066
Convertible Debentures (liability component)	40,530	39,426
Senior Notes (mature on May 15, 2020)	301,435	305,409
Debt	$413,397	$396,901
Credit Facilities
At June 30, 2018, the Company had $71.4 million outstanding under its $100 million (previously $120 million) syndicated revolving credit facilities (the “Credit Facilities”) provided by four financial institutions , comprised of a $25 million operating facility and a $75 million syndicated facility. The Credit Facilities were renewed and extended effective as of May 31, 2018. The term of the Credit Facilities was renewed and extended for an additional year, to May 30, 2019, and is extendible annually thereafter at the option of the Corporation, subject to lender approval. If not renewed in May 2019, the Credit Facilities would enter a six-month term-out period. The next semi-annual redetermination is scheduled for November 2018.

Bellatrix Exploration Ltd.	8

The Credit Facilities bear interest at a floating rate. For the six months ended June 30, 2018 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.09%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
As at June 30, 2018, total outstanding letters of credit were $11.6 million which reduced the amount otherwise available to be drawn under the Credit Facilities.
Convertible Debentures
At June 30, 2018, Bellatrix had outstanding $50 million of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021. Each $1,000 principal amount of Convertible Debenture was convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10). On and after September 30, 2019 and prior to September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, if the weighted average trading price of Bellatrix's common shares for the specified period is not less than 125% of the conversion price. The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture governing the Convertible Debentures). On and after September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

Convertible Debentures
($000s)	Liability Component	Equity Component
Balance, December 31, 2016	$37,420	$7,818
Effective interest on Convertible Debentures	2,006	—
Balance, December 31, 2017	$39,426	$7,818
Effective interest on Convertible Debentures	1,104	—
Balance, June 30, 2018	$40,530	$7,818
Senior Notes
At June 30, 2018, the Company had outstanding US$233.9 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.2 million, which accrete up to the principal balance at maturity using an effective interest rate of 9.6%.
During the second quarter of 2018, Bellatrix entered into agreements (the "Exchange Agreements") with third parties to exchange US$16,080,000 aggregate principal amount of Senior Notes (the "Surrendered Senior Notes") for an aggregate of 12,298,567 Common Shares (the "Note Exchanges"). The Surrendered Senior Notes were exchanged at a value of US$900 for each US$1,000 principal amount of Senior Notes (the "Repurchase Value"). Pursuant to the terms of the Exchange Agreements, the Repurchase Value was applied towards the purchase of the Common Shares at a deemed price per Common Share, which was based on a 5% discount to the volume average trading price on the TSX for a period not less than five trading days preceding the effective date of the applicable Exchange Agreement.
The issuances of the Common Shares pursuant to the Exchange Agreements were qualified pursuant to prospectus supplements dated May 3, 2018, June 4, 2018 and June 11, 2018 and the Note Exchanges were completed on May 4, 2018, June 5, 2018 and June 13, 2018, respectively.

Bellatrix Exploration Ltd.	9

Senior Notes
($000s)	Amount
Balance, December 31, 2016	$324,691
Unrealized foreign exchange gain (1)(2)	(22,079)
Amortization of discount and debt issue costs	2,797
Balance, December 31, 2017	$305,409
Unrealized foreign exchange loss (1)(2)	14,889
Amortization of discount and debt issue costs	1,458
Settlement of Senior Notes	(20,321)
Balance, June 30, 2018	$301,435

(1)	Exchange rate (CDN$/US$1.00) at June 30, 2018 was 1.3142 (December 31, 2017: 1.2518).

(2)	Amount does not include unrealized gain on foreign exchange contracts of $3.4 million (December 31, 2017: $3.9 million loss), refer to Note 12.
Covenants
The agreement governing the Credit Facilities contains a single maintenance financial covenant, which requires that the Company maintain a ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing twelve month period of not more than 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition) (the “Senior Debt Covenant”).
The following table lists the covenant under the Credit Facilities and the Company’s compliance therewith as at June 30, 2018:

	Covenant as at	Position at
	June 30, 2018	June 30, 2018
Credit Facilities - Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	3.00x	1.36	x

(1)
“Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities and current decommissioning liabilities. Senior Debt at June 30, 2018 was $108.7 million.

(2) EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended June 30, 2018 was $80.0 million.
The Senior Notes do not contain any maintenance financial covenants, but do contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness, the Company’s fixed charge coverage ratio (which is the ratio of consolidated cash flow to fixed charges (both as defined in the Senior Notes indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0. The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness is incurred under bank facilities (as defined in the Senior Notes indenture, and which includes the Credit Facilities) and generally, the amount thereof is not more than, subject to certain exceptions, the greater of (i) $675 million, and (ii) 35% of adjusted consolidated net tangible assets, or ACNTA, plus $150 million. ACNTA is defined in the indenture governing the Senior Notes and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $675 million under bank facilities (which include the Credit Facilities) without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.

Bellatrix Exploration Ltd.	10

The following table lists the covenant under Senior Notes and the Company’s position therewith as at June 30, 2018:

	Covenant as at	Position at
	June 30, 2018	June 30, 2018
Senior Notes - Incurrence Test	Minimum Ratio
Fixed charge coverage (1)	2.25x	1.86	x

(1)
Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net loss and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). For the trailing twelve months ended June 30, 2018, fixed charges were $38.7 million and consolidated cash flow was $72.1 million.

6.	OTHER DEFERRED LIABILITIES

($000s)	Finance lease obligation	Deferred lease inducements	Deferred financing obligations(1)	Deferred gain(1)	Deferred Capital Obligation(1)	Total
Balance, December 31, 2017	$6,891	$2,021	$1,505	$13,020	$4,755	$28,192
Deferred lease inducements	—	(166)	—	—	—	(166)
Payments on finance lease	(599)	—	—	—	—	(599)
Drawdown deferred financing obligations	—	—	(1,505)	—	—	(1,505)
Drawdown deferred capital obligations	—	—	—	—	(4,068)	(4,068)
Realized deferred gain	$—	$—	$—	$(13,020)	$—	$(13,020)
Balance, June 30, 2018	$6,292	$1,855	$—	$—	$687	$8,834

Current portion of other deferred liabilities	$803	$340	$—	$—	$687	$1,830
Long term portion of other deferred liabilities	$5,489	$1,515	$—	$—	$—	$7,004
(1) Bellatrix recognized a deferred financing obligation and a deferred gain pursuant to the sale of a 35% working interest in the Alder Flats Plant in 2016. The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March 2018.

7.	SHAREHOLDERS’ CAPITAL
Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. All figures in the condensed financial statements have been adjusted to reflect the 5:1 consolidation. The number of outstanding share options, Deferred Share Units, Restricted Awards and Performance Awards have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio. The conversion price and ratio on the Convertible Debentures have also been adjusted proportionately.
During the second quarter of 2018, as described in note 5, Bellatrix acquired and cancelled US$16.1 million of the Senior Notes, issuing 12,298,567 common shares of Bellatrix in exchange.
At June 30, 2018, Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares. At June 30, 2018, no preferred shares have been issued. All shares issued are fully paid and have no par value.

Bellatrix Exploration Ltd.	11

	June 30, 2018		June 30, 2017
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	49,378,026	$1,068,377	49,317,166	$1,068,084
Shares issued on settlement of senior notes	12,298,567	21,774	—	—
Shares issued on settlement of share-based compensation	86,381	125	60,860	289
Share issue costs on equity issue, net of tax effect	—	(91)	—	3
Balance, end of period	61,762,974	$1,090,185	49,378,026	$1,068,376

8.	REVENUE
Bellatrix sells its production pursuant to fixed and variable price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Under the contracts, the Company is required to deliver a fixed or variable volume of crude oil, natural gas, condensate and NGLs to the contract counterparty. Revenue is recognized when a unit of production is delivered to the contract counterparty. The amount of revenue recognized is based on the agreed transaction price.
The majority of crude oil and natural gas is sold under contracts of varying terms of up to one year. The majority of Bellatrix’s NGLs are sold pursuant to one multi-year contract. Revenues are typically collected on the 25th day of the month following production. Processing fees charged to third parties are generally earned under multi-year contracts at fixed fees that vary by volume.
The following table provides a summary of the Company’s revenue disaggregated by revenue source:

	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017
Crude oil and condensate	$15,264	$13,621	$30,626	$28,025
NGLs (excluding condensate)	19,034	12,480	36,296	22,709
Crude oil, condensate and NGLs	34,298	26,101	66,922	50,734
Natural gas	19,051	46,134	50,918	86,635
Petroleum and natural gas sales	53,349	72,235	117,840	137,369
Other income (1)	673	2,090	2,397	2,980
Total revenue	$54,022	$74,325	$120,237	$140,349
(1) Other income primarily consists of processing and other third party income.

9.	SHARE-BASED COMPENSATION PLANS
The following table provides a summary of the Company’s share-based compensation expense (recovery) for the three and six months ended June 30, 2018 and June 30, 2017:

	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017
Share options expense	$121	$62	$248	$797
Deferred share units expense (recovery)	347	338	(135)	24
Restricted awards expense (recovery)	26	(129)	(73)	(55)
Performance awards expense (recovery)	40	(157)	(49)	(156)
Share-based compensation expense (recovery)	$534	$114	$(9)	$610

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The following table provides a summary of the Company’s share-based compensation liability balances within accounts payable and accrued liabilities:

($000s)	Deferred Share Units	Restricted Awards	Performance Awards	Total
Liability balance, June 30, 2018	$1,077	$342	$263	$1,682
Liability balance, December 31, 2017	$1,212	$754	$457	$2,423

a.	Share Option Plan
During the three and six months ended June 30, 2018, Bellatrix granted 95,000 (2017: 185,000) and 95,000 (2017: 185,000) share options, respectively. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three months ended June 30, 2018, and the weighted average assumptions are as noted below:

Inputs:	2018
Share price	$1.48
Exercise price	$1.48
Risk free interest rate (%)	1.98
Option life (years)	2.8
Option volatility (%)	64.7
Weighted average fair value of each share option granted	$0.64
Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for stock options that will not vest, and adjusts for actual forfeitures as they occur.
The weighted average trading price of the Company’s common shares on the TSX for the three and six months ended June 30, 2018 was $1.63 (2017: $4.82) and $1.66 (2017: $5.20), respectively.
The following tables summarize information regarding Bellatrix’s Share Option Plan:
Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2017	$15.62	1,622,132
Granted	$1.48	95,000
Forfeited	$15.67	(83,400)
Balance, June 30, 2018	$14.80	1,633,732
As of June 30, 2018, a total of 4,941,038 common shares were reserved for issuance on exercise of share options, leaving an additional 3,307,306 available for future share option grants.

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Share Options Outstanding

	Outstanding			Exercisable
Exercise Price	At June 30, 2018	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At June 30, 2018	Exercise Price
$ 1.48 - $ 4.47	214,000	$2.80	4.4	39,665	$3.85
$ 4.48 - $ 5.55	465,432	$5.10	3.1	225,144	$5.10
$ 5.56 - $ 18.70	76,400	$7.78	3.4	34,400	$9.69
$ 18.71 - $ 19.52	586,000	$18.75	1.9	586,000	$18.75
$ 19.53 - $ 27.48	118,600	$20.30	1.4	118,600	$20.30
$ 27.49 - $ 37.95	63,000	$36.57	0.4	63,000	$36.57
$ 37.96 - $ 45.28	26,500	$38.97	0.5	26,500	$38.97
$ 45.29 - $ 50.20	83,800	$46.29	1.0	83,800	$46.29
$ 1.48 - $ 50.20	1,633,732	$14.80	2.5	1,177,109	$18.90

b.	Long-term Incentive Plans
The following table summarizes the Deferred Share Units (“DSUs”), Restricted Awards (“RAs”), and Performance Awards (“PAs”) movement for the six months ended June 30, 2018:

	DSUs	RAs	PAs
Balance, December 31, 2017	517,898	823,487	573,055
Granted	304,056	760,800	335,800
Exercised	—	(281,933)	(77,870)
Forfeited	—	(42,897)	(33,194)
Balance, June 30, 2018	821,954	1,259,457	797,791

10.	INCOME TAXES
Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.
Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. The Company recognized a net deferred tax asset based on the independently evaluated reserve report, as cash flows are expected to be sufficient to realize the deferred tax asset. As at June 30, 2018, Bellatrix had approximately $1.36 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $143.7 million that expire in years through 2033.

11.	FINANCE INCOME AND EXPENSES

	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017
Interest on Credit Facilities (1)	$1,334	$433	$2,012	$816
Interest on Convertible Debentures (2)	1,406	1,332	2,777	2,633
Interest on Senior Notes (2)	7,408	7,860	14,853	15,576
Accretion on decommissioning liabilities (non-cash)	318	304	647	617
Finance expense	$10,466	$9,929	$20,289	$19,642

(1)	Includes interest at a floating rate, for the six months ended June 30, 2018. The weighted average interest rate for amounts borrowed under the Credit Facilities was 4.09%.

(2)	Includes amortized costs related to the issuance of the Senior Notes and Convertible Debentures (detailed in note 5).

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12.	FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from United States dollars to Canadian dollars using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017
Unrealized gain (loss) on foreign exchange	(4,299)	8,402	$(13,894)	$10,916
Unrealized gain (loss) on foreign exchange contracts	1,927	(1,098)	3,431	(1,907)
Unrealized gain (loss) on foreign exchange	(2,372)	7,304	(10,463)	9,009
Realized gain (loss) on foreign exchange	(1,038)	(483)	(946)	(485)
Gain (loss) on foreign exchange	$(3,410)	$6,821	$(11,409)	$8,524
Bellatrix had the following United States dollar foreign exchange forward purchase contracts outstanding at June 30, 2018:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	November 14, 2018	$ 1,300	$ 1.2940	$ 1,682
Fixed	November 14, 2018	$ 800	$ 1.2961	$ 1,037
Fixed	November 14, 2018	$ 1,400	$ 1.3302	$ 1,862
During the three months ended June 30, 2018 Bellatrix terminated $62.5 million of United States dollar foreign exchange forward purchase contracts which had a maturity date in May 2020 at no cost.

13.	PER SHARE AMOUNTS

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Basic common shares outstanding	61,762,974	49,378,026	61,762,974	49,378,026
Fully dilutive effect of:
Share options outstanding	1,633,732	1,810,089	1,633,732	1,810,089
Shares issuable on conversion of Convertible Debentures	6,172,840	6,172,840	6,172,840	6,172,840
Fully diluted common shares outstanding	69,569,546	57,360,955	69,569,546	57,360,955
Weighted average shares outstanding	55,086,338	49,333,217	52,247,951	49,325,235
Dilutive effect of share options and Convertible Debentures (1)	—	—	—	—
Diluted weighted average shares outstanding	55,086,338	49,333,217	52,247,951	49,325,235
Net (loss) profit per share - basic	$(0.63)	$(1.40)	$(0.91)	$(1.14)
Net (loss) profit per share - diluted	$(0.63)	$(1.40)	$(0.91)	$(1.14)

(1)
For the three and six months ended June 30, 2018, a total of 1,633,732 (2017: 1,810,089) share options and 6,172,840 (2017: 6,172,840) shares issuable on conversion of Convertible Debentures were excluded from the calculation as they were anti-dilutive.

14.	FINANCIAL RISK MANAGEMENT

a.	Overview
The Company has exposure to credit risk, liquidity risk, and market risk (including foreign exchange risk, commodity price risk, and interest rate risk) from its use of financial instruments.

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This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.
The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Capital Management
The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company‘s capital structure includes shareholders’ equity, Credit Facilities, Senior Notes, Convertible Debentures, and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, senior unsecured notes, convertible debentures or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels. Bellatrix does not pay dividends.
Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its 2018 capital program by reinvesting cash flow, asset disposals and if necessary, borrowings under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations. Please refer to note 5 and ‘Liquidity Risk’ below for further discussion.
The Company monitors its capital structure based on the ratio of total net debt to annualized adjusted funds flow (defined below). This ratio is calculated as total net debt, defined as outstanding Credit Facilities, Convertible Debentures (liability component), Senior Notes, and plus or minus adjusted working capital (defined below), divided by adjusted funds flow (defined below) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized adjusted funds flow ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The capital budgets are approved by the Board of Directors.

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The Company’s capital structure and its calculation of the total net debt to adjusted funds flow ratio as defined by the Company is as follows:

Debt to Adjusted Funds Flow Ratio
	Three months ended June 30,				Six months ended June 30,
($000s, except where noted)	2018		2017		2018		2017
Shareholders’ equity	747,191		808,727		747,191		808,727

Credit Facilities	71,432		13,100		71,432		13,100
Adjusted working capital deficiency (1)	16,829		15,773		16,829		15,773
Subtotal	88,261		28,873		88,261		28,873
Senior Notes (mature on May 15, 2020) (2)	301,435		315,308		301,435		315,308
Net debt (1)	389,696		344,181		389,696		344,181
Convertible Debentures (liability component)	40,530		38,380		40,530		38,380
Total net debt (1) at period end	430,226		382,561		430,226		382,561
Debt to adjusted funds flow ratio (annualized) (3) (1)
Adjusted funds flow (4) (annualized)	40,568		77,388		49,624		68,480
Net debt (1) to periods adjusted funds flow ratio (annualized) (3)	9.6	x	4.4	x	7.9	x	5.0	x
Total net debt to periods adjusted funds flow ratio (annualized) (3)	10.6	x	4.9	x	8.7	x	5.6	x
Debt to adjusted funds flow ratio (trailing) (1)
Adjusted funds flow (trailing) (4)	48,812		53,231		48,812		53,231
Net debt (1) to adjusted funds flow ratio (1) (trailing) (5)	8.0	x	6.5	x	8.0	x	6.5	x
Total net debt (1) to adjusted funds flow ratio (1) (trailing) (5)	8.8	x	7.2	x	8.8	x	7.2	x
(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, amounts outstanding under Credit Facilities, Convertible Debentures (liability component), and Senior Notes. The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities and the current portion of decommissioning liability. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.
(2) For the three and six months ended June 30, 2018, Senior Notes includes an unrealized foreign exchange loss of $5.5 million (2017: $8.3 million gain) and a loss of $14.9 million (2017: $10.8 million gain), respectively, and does not include an unrealized gain of $1.9 million (2017: $1.1 million loss) and a gain of $3.4 million (2017: $1.9 million loss) on foreign exchange contracts, respectively.
(3) For the three months ended June 30, 2018 and 2017, net debt and total net debt to period’s adjusted funds flow ratio (annualized) is calculated based upon second quarter adjusted funds flow annualized. Adjusted funds flow for the three and six month periods ended June 30, 2018 was $10.1 million and $24.8 million (2017: $19.3 million and $34.2 million), respectively.
(4) Adjusted funds flow as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.
(5) Trailing periods adjusted funds flow ratio annualized is based upon the twelve months ended June 30, 2018 and June 30, 2017.

c.	Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer, or counterparty to a financial instrument, fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.
A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $10.2 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are also subject to periodic internal credit reviews to minimize the risk of non-payment. Bellatrix closely monitors and reassesses the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to

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certain counterparties by obtaining financial assurances, or reducing credit where it is deemed warranted and permitted under contractual terms.
As at June 30, 2018, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$16,462	$7,392	$23,854
Revenue and other accruals	18,328	1,204	19,532
Less: Allowance for doubtful accounts	—	(1,289)	(1,289)
Total accounts receivable	$34,790	$7,307	$42,097
In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. The Company considers the expected value at risk, by ageing category, and establishes a probability-based provision for any expected losses at the time of recognition. Typically, this review results in a provision of zero. Subsequently, if new information comes to light which challenges historical assertions from initial recognition, the assumptions are changed to accommodate this new information. Based on the review of the individual balances within accounts receivable, at June 30, 2018, and specifically the balances greater than 90 days, a provision of $1.3 million was recorded.
The carrying amount of accounts receivable and derivative assets represent the Company’s maximum credit exposure.

d.	Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenant described in note 5 and the ability to repay the Credit Facilities.
The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. To facilitate the capital expenditure program, the Company has established Credit Facilities, as outlined in note 5, which are reviewed semi-annually by the lenders thereunder. The borrowing base under the Credit Facilities was $100 million at June 30, 2018. Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates, as outlined in note 5, which mature on May 15, 2020 and September 30, 2021, respectively. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.
The following are the contractual maturities of liabilities as at June 30, 2018:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	$64,185	$64,185	$—	$—	$—
Risk management liability	16,293	11,999	4,294	—	—
Credit Facilities	71,432	—	71,432	—	—
Convertible Debentures (1)	50,000	—	—	50,000	—
Senior Notes (1)	307,418	—	307,418	—	—
Finance lease obligation	6,292	803	942	922	3,625
Total	$515,620	$76,987	$384,086	$50,922	$3,625
(1) Principal amount of the instruments

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e.	Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

f.	Foreign Exchange Risk
Foreign exchange risk is the risk that fluctuations in the Canadian/United States dollar foreign exchange rate may impact the Company’s cash flows and net profit. The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Senior Notes and related interest obligations of which future cash payments are directly impacted by the exchange rate in effect on the payment date.
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risk in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes or three years. See note 12 for the foreign exchange risk management contacts that the Company has entered into at June 30, 2018.

g.	Commodity Price Risk
Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.
The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.
The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of 36 months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities. The agreement governing the Credit Facilities contains limits on the volumes the Company may hedge based on its trailing quarter sales volumes.
As at June 30, 2018, the Company has entered into commodity price risk management arrangements as follows:
Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	July 1, 2018 to December 31, 2018	75,000 GJ/d	$2.69	CDN	AECO
Natural gas fixed	Financial	July 1, 2018 to October 31, 2018	9,000 GJ/d	$1.53	CDN	AECO
Natural gas fixed	Financial	April 1, 2019 to October 31, 2019	20,000 GJ/d	$1.79	CDN	AECO

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Natural gas basis differential arrangements

Type		Period	Volume	Price		Index
Natural gas	Financial	April 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.17	) US	AECO 7A/NYMEX
Natural gas	Financial	November 1, 2018 - October 31, 2020	10,551 GJ/d	$(1.19	) US	AECO 7A/NGI Chicago
Natural gas	Financial	November 1, 2018 - October 31, 2020	5,275 GJ/d	$(1.23	) US	AECO/Dawn Gas Daily

Natural gas liquids fixed differential arrangements

Type		Period	Volume	Fixed Differential	Index
Propane	Financial	July 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane

Crude oil fixed price arrangements

Type		Period	Volume	Price		Index
Oil	Financial	July 1, 2018 to December 31, 2018	1,000 bbl/d	$70.14	CDN	WTI - NYMEX

Crude oil call option arrangements

Type		Period	Volume	Price		Index
Oil	Financial	July 1, 2018 to December 31, 2018	1,500 bbl/d	$80.00	CDN	WTI - NYMEX
Oil	Financial	January 1, 2019 to December 31, 2019	2,000 bbl/d	$80.00	CDN	WTI - NYMEX

h.	Interest Rate Risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its Credit Facilities which bear a floating rate of interest.

i.	Fair Value
The following table sets out the Company’s classification and carrying amount, for each type of financial asset and financial liability at June 30, 2018, and comparative values as at December 31, 2017:

	June 30, 2018				December 31, 2017
($000s)	FVTPL	Assets at amortized cost	Liabilities at amortized cost	Total	Total
Financial Assets:
Accounts receivable	$—	$42,097	$—	$42,097	$45,672
Risk management asset	17,506	—	—	17,506	33,123
Total	$17,506	$42,097	$—	$59,603	$78,795

Financial Liabilities:
Accounts payable and accrued liabilities	$—	$—	$62,503	$62,503	$70,884
Risk management liability	16,293	—	—	16,293	7,890
Deferred shares units	1,077	—	—	1,077	1,212
Restricted awards	342	—	—	342	754
Performance awards	263	—	—	263	457
Credit facilities	—	—	71,432	71,432	52,066
Senior notes	—	—	301,435	301,435	305,409
Convertible debentures	—	—	40,530	40,530	39,426
Finance lease obligation	—	—	6,292	6,292	6,891
Total	$17,975	$—	$482,192	$500,167	$484,989
The fair value of accounts receivable, accounts payable and accrued liabilities and finance lease obligation approximate their carrying amounts due to their short terms to maturity.

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The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity or foreign exchange contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. At June 30, 2018 and December 31, 2017, the impact of netting gross amounts is not material.
The risk management assets and liabilities at June 30, 2018 include both commodity contracts and foreign exchange contracts. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The risk management contracts are classified as level 2 within the fair value hierarchy.
Credit Facilities bear interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value. The fair value of the Senior Notes and Convertible Debentures at June 30, 2018 are $206.7 million and $44.0 million, respectively (December 31, 2017 - $299.3 million and $46.0 million, respectively). The fair values of all loans and borrowings are classified as level 2 within the fair value hierarchy.
The following is a summary of the net risk management asset (liability) as at June 30, 2018 and December 31, 2017:

($000s)	June 30, 2018	December 31, 2017
Current portion commodity contract asset	$16,381	$31,910
Commodity contract asset (long term)	1,116	1,213
Current portion of foreign exchange contract asset	9	—
Foreign exchange contract liability (long term)	—	(3,422)
Current portion commodity contract liability	(11,999)	(4,468)
Commodity contract liability (long term)	(4,294)	—
Net risk management asset (liability)	$1,213	$25,233

15.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in Non-cash Working Capital

	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017
Changes in non-cash working capital items:
Accounts receivable	$(4,553)	$(3,972)	$3,575	$171
Deposits and prepaid expenses	(1,736)	(1,712)	(1,550)	(4,622)
Loan receivable	—	15,419	—	15,000
Accounts payable and accrued liabilities	(10,547)	(29,984)	(8,402)	(12,427)
	$(16,836)	$(20,249)	$(6,377)	$(1,878)
Changes related to:
Operating activities	$2,004	$(8,313)	$2,897	$(14,344)
Financing activities	(6,304)	16,734	(2,023)	22,575
Investing activities	(12,536)	(28,670)	(7,251)	(10,109)
	$(16,836)	$(20,249)	$(6,377)	$(1,878)

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16.	SUBSEQUENT EVENT
As part of its efforts to preserve and generate additional liquidity, on July 26, 2018, Bellatrix announced that it has entered into an agreement ("Note Purchase Agreement") with certain holders of the Senior Notes (the “Exchanging Noteholders”) to exchange US$80 million of the Company’s Senior Notes for US$72 million of 8.5% second lien notes due 2023 (the “Second Lien Notes”). In addition, the Exchanging Noteholders have agreed to subscribe for between US$30 million and US$40 million of additional Second Lien Notes (the “New Money Notes”), with the proceeds to be used for drilling and further acquisitions and exchanges of Senior Notes.  The Exchanging Noteholders have also agreed to allow for up to US$50 million in additional Second Lien Note issuances to be used exclusively for future Senior Note exchanges on or before December 31, 2018.  The Note Purchase Agreement also provides for the ability to issue additional subordinate secured and unsecured debt in subsequent refinancing and capital raising transactions.
Pursuant to the Note Purchase Agreement Bellatrix has agreed to issue warrants to purchase common shares of Bellatrix to the Exchanging Noteholders, with the actual number of warrants and the exercise price thereof to be determined at the time of their issuance, and subject to applicable TSX rules. The Warrants will only vest if and when the Company accesses any of the incremental US$50 million of Second Lien Note capacity, and the issuance of Bellatrix common shares pursuant to the exercise of the Warrants will be subject to the approval of the TSX. In addition, if any of the incremental US$50 million of Second Lien Note capacity is utilized, then the New Money Notes will be limited to US$30 million.
The completion of the transactions contemplated by the Note Purchase Agreement is expected to occur in the third quarter of 2018 and is subject to customary closing conditions, including the approval of such transactions by the Company's lenders under the Credit Facilities and the negotiation and entering into of certain documentation and agreements between the lenders under the Credit Facilities and the Exchanging Noteholders. If such conditions are not satisfied, the note exchanges and other transactions contemplated by the Note Purchase Agreement may not be completed on the terms and timelines contemplated herein or at all.

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